EXHIBIT 99.7

Accountants’ Consent

The Board of Directors

Creo Inc.

We consent to the use of the following reports in this annual report on Form 40-F (the “Form 40-F”) of Creo Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission:

•	Auditors’ Report to the Shareholders dated November 6, 2003, except as to note 19, which is as of December 5, 2003 included in the Annual Report of the Company and incorporated by reference in Form 40-F; and

•	Comments by Auditor for U.S. Readers on Canada — U.S. Reporting Differences dated November 6, 2003, except as to note 19, which is as of December 5, 2003 included herein.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-32200) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
December 5, 2003